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September 4, 2008

Mr. William Thompson
Accounting Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Art Design, Inc. (the Company) Form 10-KSB for the Year Ended December 31, 2007 File Number: 0-52690

Dear Mr. Thompson;

This is in response to your August 12, 2008 comment to the Company. Please be advised that the Company has provided the required clarifying language in its amended Form 10-KSB and certification under Section 302 of the Sarbanes-Oxley Act of 2002.

As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David Wagner
    David Wagner